5429 LBJ Freeway,
Suite 1000
Dallas, TX 75040
214-560-9000
Fax: (866) 781-0614
Securities and Exchange Commission
Washington, D.C. 20549-0402
Division of Corporate Finance
File Number 000-21057
Mail Stop 3561
ATTN — Joseph A. Foti (202)-551-3816
ATTN — Juan Migone (202)-551-3312
July 13, 2009
Gentlemen,
On behalf of Dynamex, Inc., a Delaware corporation (the “Company”), the following responds to the Staff’s comments contained in your letter dated June 26, 2009 (the “Comment Letter”). In order to facilitate your review of the Company’s responses, we have restated each of your comments that are followed immediately by the Company’s response to each comment:
Item 7 — MD&A
SEC Comments
We note your discussion and analysis of costs of goods sold is significantly limited and should be supplemented with or, preferably, replaced by more comprehensive disclosures than that currently presented that includes separate quantification and discussion of changes in significant components of costs of goods sold. Additionally, a significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues, gross profit, SG&A, and operating profit. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:
•	using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•	using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Response
The percentage of sales for each line item presented in the Consolidated Statement of Operations on page F-6 of Form 10-K is presented in a table at the front of the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 22.
Substantially all of the drivers used by the Company are independent contractor owner-operators who provide their own vehicles as opposed to employees of the Company. Drivers and messengers are generally compensated based on a percentage of the delivery charge. Consequently, the Company’s driver and messenger costs are variable in nature. To the extent that delivery personnel are employees of the Company, employee benefit costs related to them, such as payroll taxes and insurance, are also included in Cost of Sales. As a result, the change in Cost of Sales dollars is generally proportional to the change in Sales dollars. Employee costs represent less than 2% of total purchased transportation. As evidence of the variable nature of our Cost of Sales, please note that the Gross profit percentage was 26.6% and 26.5% for the fiscal years ended July 31, 2008 and 2007, respectively. The disclosure regarding our Cost of Sales components and their related behavior to Sales was included under the “General” section of Item 7 of the Form 10-K.
As disclosed in our Form 10-K, Cost of Sales consists of Purchased Transportation and Other Cost of Sales. Purchased Transportation is comprised of costs relating directly to performance of services, including driver and messenger costs, and third party delivery charges. Other Cost of Sales is comprised of warehousing and sorting expenses, employee cost of staffing mailrooms, insurance, bad debts and other. Warehousing and sorting expenses represented 3.7%, mailrooms 1.1% and all other 2.7% of sales in our fiscal year ended July 31, 2008.
We believe that our current disclosures adequately discuss the material components of Purchased Transportation costs and demonstrate the variable nature of our business model. This is our most significant Cost of Sales factor to our profitability (66% of Sales), which is separately disclosed and is directly related to our Sales on a variable basis.
The “Other Direct Cost” component is also disclosed and represents 7.5% of Sales. Warehouse expenses that include space, equipment and employee wages and benefits was 3.7%, wages and benefits of staffing mailrooms was 1.1% and all other costs including insurance and bad debs represented 2.7% of sales. In future filings, we will disclose and discuss components of Other Cost of Sales. Additionally, to the extent that Sales are affected by either changes in either price or volume as a result of economic factors, we will disclose in the future filings the effects on Cost of Sales.
Item 8 — Financial Statements and Supplementary Data
SEC Comments
We note from the description of your business model that your personnel are an integral part of your revenue generation processes and future revenue growth. In this regard, your personnel provide the logistical support requested by your customers and their ability to provide such

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support is critical to your operations. Therefore, in being a service company, it appears personnel costs is a major component in providing a service activity that should be included before reporting a performance (profitability) measure and we believe that the presentation of a gross profit measure that excludes your personnel costs is not appropriate. In addition, based on the reporting by others in your industry, your presentation does not appear to conform to standard industry practice. Therefore, in absence of compelling evidence or authoritative guidance indicating that providing this performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise your results of operations discussion in MD&A as necessary.
Response
The logistical support for our customers is provided by our Purchased Transportation contractors and not our personnel. We contract with approximately 4,600 independent contractor owner-operators to provide service to our customers. Purchased Transportation is the largest cost factor in determining our Gross Profit (66% of Sales) and is disclosed separately on the face of the “Consolidated Statements of Operations”. The Company has employee personnel who perform the administrative function of taking orders and dispatching customer orders to the contractors. These personnel costs are classified below Gross Profit.
We also considered general practices in our industry, which is composed primarily of same-day, next-day and second-day service providers. We primarily service the same-day, intra-city delivery market. The same-day delivery and logistics industry in the United States and Canada consists of several thousand small, independent businesses serving local markets and a small number of multi-location regional or national operators. We are aware of only one other publicly traded company that we consider to be a direct competitor, Velocity Express Corp. (NASDAQ — VEXP). There have been a number of other publicly traded same-day transportation and logistics companies including Consolidated Delivery and Logistics (AMEX — CDN), Dispatch Management Services Corp. (NASDAQ — DMSC) and Pony Express USA, Inc. (PYXP) and our presentation is consistent with those companies. We do not compete directly against companies in the overnight or long-haul trucking space.
We believe that our current classification of personnel cost in the “Consolidated Statements of Operations” on page F-6 are in accordance with “Generally Accepted Accounting Principles” and consistent with the financial statement presentation of our direct competitor. The cost of providing service to our customers is properly classified in Purchased Transportation and Other Direct Costs and the administrative cost of taking orders and dispatching customer orders is properly classified below Gross Profit.
Note 5 — Accrued Liabilities, page F-14
SEC Comments
Reference is made to the accrued liability for Independent contractor settlements that represents your largest individual component liability in your consolidated financial statements. While your notes contain accounting policies for smaller amounts of liabilities for “Other long-term liabilities” and “Self-insured claims liability for workers compensation and vehicle liability claims”, we believe that your notes should also contain a detailed description of the nature of this

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accrued liability for “Independent contractor settlements” and an accounting policy for accruing its estimated liability, including the assumptions and judgments used in deriving the amount at each balance sheet date. In addition, please discuss the reason(s) for any material changes in this liability that occurs from the prior balance sheet date. Please revise accordingly.
Response
The Company records the cost for transportation services provided by independent contractors and third party providers at the time service is performed. The payment amount is negotiated between the Company and the service provider before the service is rendered. The accrued Independent Contractor Settlement represents earned but unpaid amounts. The balance of “Independent Contractor Settlements” fluctuates between periods principally due to the timing of those payments to the service providers and the level of sales during the reporting period as settlements fluctuate directly with sales. Depending on the geographical area, payments are made on a weekly or bi-weekly basis.
We do not believe that disclosing the accounting for the “Independent Contractor Settlements” in the “Summary of Significant Accounting Policies” is required because of the lack of judgment exercised in the determination of the amounts due.
Note 7 — Commitments and Contingencies, page F-16
SEC Comments
Please tell us whether you accrued the $2.8 million assessed by the California EDD. In this regard, it appears that a loss contingency may be probable and should be accrued under paragraph 8 of SFAS 5, if you have not accrued amounts in relation to this assessment, please tell us and revise future filings to clearly indicate whether you believe that a loss contingency is probable, reasonably possible or remote. Your response should also provide significant support for your conclusion, including a probability assessment as required under paragraphs 33 though 39.
Response
The California EDD conducted an employment tax audit of our California operations in 2006. Based on its conclusion that certain independent contractors used by the Company should be reclassified as employees, a Notice of Assessment was issued by the EDD in April 2007 in the amount of $2.8 million; approximately $2.0 million of which the EDD claims represents personal income tax of the reclassified individuals. This assessment was similar to a previous assessment the Company received from the California EDD that also included the personal income tax assessment, which has been paid and settled. In that situation, the Company presented documentation that those individuals filed their personal income tax returns and the amounts for the personal income tax were subsequently removed from the assessment. For this current assessment, the Company has collected and submitted documentation similar to the previous assessment which management believes will work to resolve the personal income tax portion of the assessment. We believe that the personal income tax portion will be removed from the assessment and is only a remote contingency in accordance with our assessment under paragraphs 33 though 39 of SFAS 5. We recorded a liability for $0.8 million as of July 31, 2008;

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however, we have filed a Petition for Reassessment and continue to vigorously contest the assessment.
We will disclose the amount of the contingency recognized the status of the Petition for Reassessment and whether management considers the loss contingency to be probable, reasonably possible or remote in all future Form 10-K’s until the contingency is resolved. The accrual is a component of “Other” in “footnote 5 — Accrued Liabilities”.
Note 8 — Income Taxes, page F-17
SEC Comments
You indicate that the adoption of FIN 48 did not have a material effect on your financial position. However, based on your contingency disclosures on pages F-16, it appears that you have taken uncertain tax positions (in relation to the classification of employees as independent contractors) whose outcome could have a material impact on your financial statements. In this regard, it appears that you should revise your filing to comply with the disclosures requirements in paragraph 20 of FIN 48 for this and any other uncertain tax position.
Response
We believe that we have appropriately addressed our uncertain tax positions related to FIN 48. As we stated in response to the previous comment related to Note 7 — Commitments and Contingencies, an accrual of $0.8 million has been recorded as a probable liability as of July 31, 2008 and was included in the calculation of our tax liability.
We do not believe that payroll tax matters are subject to FIN 48. Since FIN 48 is intended for income taxes and not payroll tax liabilities, the payroll tax contingencies have been included in our SFAS 5 analysis, not as an uncertain tax position under FIN 48. We do not believe that we had any uncertain tax positions that required disclosure in the Company’s Form 10-K for the year ended July 31, 2008.
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Company Representation as Requested by the SEC
•	The Company is responsible for the adequacy of the disclosure in the Form 10-K filing.

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me or Gil Jones, Corporate Controller for any other questions or clarification at 214-560-9000.
Sincerely,
/s/ Ray E. Schmitz
Ray E. Schmitz
Dynamex Inc.
Vice President, Chief Financial Officer

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